Exhibit 4.41
Description of the Registrant's Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934
Dell Technologies Inc. (the “Company”) has registered one class of securities under Section 12 of the Securities Exchange Act of 1934, consisting of its Class C common stock, par value $0.01 per share (the “Class C Common Stock”).
The following description of the Class C Common Stock and the other series of the Company’s common stock is a summary and does not purport to be complete. The description is subject to and qualified in its entirety by reference to the Company's Fifth Amended and Restated Certificate of Incorporation (the “Company certificate”) and the Company’s Second Amended and Restated Bylaws (the “Company bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.41 is a part, as well as the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”). For complete information, you should refer to the texts of the Company certificate, the Company bylaws and the relevant provisions of the DGCL.
Authorized Capital Stock
The Company’s authorized capital stock consists of 9,143,025,308 shares of common stock, par value $0.01 per share (the “common stock”), and 1,000,000 shares of preferred stock, par value $0.01 per share (the “preferred stock”).
The Company certificate authorizes 7,900,000,000 shares of Class C Common Stock.
The Company certificate authorizes the following additional series of common stock:

•	600,000,000 shares of Class A common stock (the “Class A Common Stock”);

•	200,000,000 shares of Class B common stock (the “Class B Common Stock”);

•	100,000,000 shares of Class D common stock (the “Class D Common Stock”); and

•	343,025,308 shares of Class V common stock (the “Class V Common Stock”).
Under the Company certificate, the Company may not issue any shares of the Class V Common Stock.
Common Stock
Voting Rights
General. Subject to the terms of the Company certificate, each holder of record of the Class C Common Stock is entitled to one vote per share.
Further, subject to the terms of the Company certificate:

•	each holder of record of the Class A Common Stock is entitled to 10 votes per share;

•	each holder of record of the Class B Common Stock is entitled to 10 votes per share; and

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each holder of record of the Class D Common Stock is not entitled to vote on any matter except to the extent required by the provisions of Delaware law, in which case such holder is entitled to one vote per share.

The holders of shares of all series of common stock outstanding vote as one class with respect to the election of all Group I Directors of the Company’s Board of Directors (the “Board of Directors”) and, beginning with the 2020 annual meeting of stockholders of the Company and annually thereafter, the holders of Class C Common Stock vote separately as a series with respect to the election of the director designated as the “Group IV Director” to the Board of Directors. Except as may otherwise be provided in the Company certificate, or as may otherwise be required by Delaware law, with respect to all other matters to be voted on by stockholders of the Company, the holders of shares of all series of common stock outstanding vote as one class. Delaware law provides that the holders of any series of common stock vote as a separate class upon any proposed amendment to the Company certificate that would alter or change the powers, preferences or special rights of that series of common stock so as to affect them adversely if all series of common stock are not so affected.
Certain Amendments to the Company Certificate. The affirmative vote of the holders of a majority of the outstanding Class C Common Stock is required for any amendment, alteration or repeal (including by merger, consolidation or otherwise by operation of law) of paragraph (b)(4) of Article VI of the Company certificate (relating to the Group IV Director) that would have a material adverse effect on the powers or special rights of the Class C Common Stock pursuant to that paragraph.
The affirmative vote of each of (1) the holders of a majority of the outstanding Class A Common Stock and (2) the holders of a majority of the outstanding Class B Common Stock is required for:

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any amendment, alteration or repeal (including by merger, consolidation or otherwise by operation of law) of Article V or Article VI of the Company certificate (which relate, among other matters, to the authorized capital stock, liquidation, voting and conversion rights, and the size and structure of the Board of Directors); and

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for so long as Michael Dell and Susan Lieberman Dell Separate Property Trust (the “MD stockholders”) or certain investment funds affiliated with Silver Lake Partners (the “SLP stockholders”) own any common stock, any amendment, alteration or repeal (including by merger, consolidation or otherwise by operation of law) of Article X, Article VI or paragraph (b) of Article XII of the Company certificate (which relate, among other matters, to indemnification of directors and officers, the size and structure of the Board of Directors and the required vote for any amendments to the provisions of the Company certificate set forth above).

Quorum for Stockholder Meeting; Required Vote. Under the Company bylaws, unless otherwise required by applicable law, the Company certificate or the rules of any stock exchange on which the Company’s securities may be listed, the holders of record of a majority of the voting power of the issued and outstanding shares of capital stock of the Company entitled to vote at the meeting, present in person or represented by proxy, constitute a quorum for the transaction of business at all meetings of the Company’s stockholders. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of that class or series or classes or series, present in person or represented by proxy, constitutes a quorum entitled to take action with respect to the vote on that matter.

Under the Company bylaws, assuming a quorum is present or represented by proxy at a meeting of the Company’s stockholders, all elections of directors are determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. At meetings of the Company’s stockholders, assuming a quorum is present or represented by proxy at the meeting, all matters other than the election of directors will be decided by the vote of the holders of a majority of the voting power of the shares of the Company’s capital stock present in person or represented by proxy and entitled to vote on the subject matter, unless the question is one upon which, by express provision of applicable law, the rules of any stock exchange applicable to the Company, the Company certificate or the Company bylaws, a different vote is required, in which case that express provision will govern.
Election and Removal of Group IV Director. Beginning with the 2020 annual meeting of stockholders of the Company and annually thereafter, the holders of Class C Common Stock will have the right, voting separately as a series, to elect one Group IV Director. In connection with each such annual meeting of the stockholders, the Board of Directors will be required to nominate one nominee as the Group IV Director, who will be elected as described above. In the case of any vacancy occurring with respect to the Group IV Director, the vacancy may be filled by the affirmative vote of a majority of the Board of Directors until the next annual meeting of stockholders or until the Group IV Director’s earlier removal. The holders of Class C Common Stock, voting separately as a series, have the right to remove the Group IV Director with or without cause at any time.
Control by MD Stockholders; Nomination Rights of MD Stockholders and SLP Stockholders. The MD stockholders have the ability to approve any matter submitted to the vote of all of the outstanding shares of the common stock voting together as a single class by reason of their beneficial ownership of shares of Class A Common Stock representing a majority of the voting power of the common stock. As a result, the MD stockholders are able to control actions to be taken by the Company, including actions related to the election of directors of the Company and its subsidiaries (including VMware, Inc. and its subsidiaries), amendments to the Company’s organizational documents, and the approval of significant corporate transactions, including mergers and sales of substantially all of the Company’s assets. In addition, so long as the MD stockholders and the SLP stockholders continue collectively to own common stock representing a significant amount of the combined voting power of the Company’s outstanding common stock, even if such amount is, individually or in the aggregate, less than 50%, such stockholders will continue to be able to strongly influence the Company’s decisions.
In addition, the MD stockholders and the SLP stockholders, respectively, have the right to nominate a number of individuals for election as Group I Directors equal to the percentage of the total voting power for the regular election of directors beneficially owned by the MD stockholders or by the SLP stockholders multiplied by the number of directors then on the Board of Directors who are not members of the audit committee of the Board of Directors, rounded up to the nearest whole number. Further, so long as the MD stockholders or the SLP stockholders each beneficially own at least 5% of all outstanding shares of the common stock entitled to vote generally in the election of directors, each of the MD stockholders or the SLP stockholders, as applicable, are entitled to nominate at least one individual for election as a Group I Director.
Conversion Rights
The holders of the Class C Common Stock do not have conversion rights.
At any time and from time to time, any holder of Class A Common Stock, Class B Common Stock or Class D Common Stock has the right by written election to the Company to convert all or any of the shares of that series, as applicable, held by the holder into shares of Class C Common Stock on a one-to-one basis, subject, in the case of any holder of Class D Common Stock, to any legal requirements applicable to the holder (including any applicable requirements under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable antitrust laws).
Upon any transfer of shares of Class A Common Stock or Class B Common Stock to any person, those shares will automatically be converted into shares of Class C Common Stock on a one-for-one basis, except (1) in a transfer to certain affiliated or related persons permitted under the Company certificate, (2) in the case of the Class A Common Stock, in a transfer in accordance with certain change of control transactions described in the Company certificate or (3) in the case of the Class B Common Stock, in connection with the transfer, at substantially the same time, to any person or group of affiliated persons of an aggregate number of shares of common stock held by the transferor and its permitted transferees greater than 50% of the outstanding shares of common stock owned by the SLP stockholders immediately following the closing of the transaction consummated on September 7, 2016 pursuant to which a wholly owned subsidiary of the Company merged with and into EMC Corporation (as adjusted for any stock split, stock dividend, reverse stock split or similar event occurring after that date).
Liquidation, Dissolution and Winding Up
In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and liabilities of the Company and payment or provision for payment of any preferential amount due to the holders of any other class or series of stock as to payments upon dissolution of the Company, the holders of shares of the Class C Common Stock and the other series of common stock will be entitled to receive their proportionate interests in the assets of the Company remaining for distribution to holders of stock.
Dividends and Other Distributions
Dividends. The Company certificate does not provide for mandatory dividends. The Board of Directors has the authority and discretion to declare and pay (or to refrain from declaring and paying) dividends on the Company’s common stock. Subject to the rights of any series of preferred stock outstanding at any time, the holders of Class C Common Stock and the other series of common stock will be entitled to share equally, on a per share basis, in dividends and other distributions of cash, property or shares of stock of the Company that may be declared by the Board of Directors from time to time with respect to the Company’s common stock out of the assets or funds of the Company legally available therefor. Notwithstanding the foregoing, in the event that any dividend is paid in the form of shares of the Company’s common stock or securities convertible, exchangeable or exercisable for shares of the Company’s common stock, holders of each series of the Company’s outstanding common stock would receive shares of that series of common stock or securities convertible, exchangeable or exercisable for shares of that series of common stock, as the case may be.
Rights in Connection with Certain Transactions. Under the Company certificate, in the event of (1) a merger, consolidation or other business combination requiring the approval of the holders of the Company’s capital stock entitled to vote thereon, or (2) any tender or exchange offer with respect to any shares of common stock (x) by any third party in accordance with an agreement to which the Company is a party or (y) by the Company, each holder of common stock will have the right to receive, or the right to elect to receive, the same amount and form of consideration, if any, on a per share basis, as each other holder of common stock. Notwithstanding the foregoing, the holders of Class C Common Stock and the holders of Class D Common Stock may receive non-voting securities or capital stock, or securities or capital stock with differing voting rights or preferences than the holders of Class A Common Stock and/or the holders of Class B Common Stock in connection with a merger, consolidation, other business combination, or tender or exchange offer involving the Company.
No Preemptive or Other Rights
Holders of the Class C Common Stock and the other series of common stock do not have any preemptive, cumulative voting, subscription, redemption or sinking fund rights.
Assessability
The shares of Class C Common Stock and the other series of common stock currently outstanding are fully paid and non-assessable.
Preferred Stock
Subject to obtaining any required stockholder votes or consents provided for in the Company certificate or in any resolutions of the Board of Directors providing for the creation of any series of preferred stock, the Board of Directors is expressly vested with the authority to adopt resolutions providing for the issue of authorized but unissued shares of preferred stock, which shares may be issued from time to time in one or more series in the amounts and for the consideration as may be determined by the Board of Directors. The powers, voting powers, designations, preferences, and relative, participating, optional or other rights, if any, of each series of preferred stock and the qualifications, limitations or restrictions, if any, of those preferences and/or rights, will be those as may be stated and expressed in resolutions adopted by the Board of Directors.
Corporate Opportunity Provisions under Company Certificate
Under the DGCL, a corporation may renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders. The Company certificate generally provides that the Company, to the fullest extent permitted by law, renounces any interest or expectancy to participate in any business or investments of any Covered Person (as defined below) as currently conducted or as may be conducted in the future, and waives any claim against a Covered Person and is required to indemnify a Covered Person against any claim that the Covered Person is liable to the Company, its subsidiaries or their respective stockholders for breach of any fiduciary duty solely by reason of that person’s participation in any such business or investment. The Company certificate provides that the Company further renounces any interest or expectancy in any potential transaction or matter of which the Covered Person acquires knowledge, except for any corporate opportunity that is expressly offered to a Covered Person in writing solely in the Cover Person’s capacity as an officer or director of the Company or its subsidiaries. For purposes of these provisions, “Covered Person” means (1) any director or officer of the Company or any of its subsidiaries who is also a director, officer, employee, managing director or other affiliate of Silver Lake Partners, and (2) Silver Lake Partners and the SLP stockholders.
Exclusive Forum Provision
Under the Company certificate, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum will be, to the fullest extent permitted by law, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) for:

•	any derivative action or proceeding brought on behalf of the Company;

•	any action asserting a claim of breach of a fiduciary duty owed by any director or officer or stockholder of the Company to the Company or the Company’s stockholders;

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any action asserting a claim against the Company or any director or officer or stockholder of the Company arising pursuant to any provision of the DGCL or of the Company certificate or Company bylaws; or

•	any action asserting a claim against the Company or any director or officer or stockholder of the Company governed by the internal affairs doctrine.
Anti-Takeover Effects of Provisions of Company Certificate, Company Bylaws and Delaware Law
The Company certificate and the Company bylaws contain provisions that could have the effect of discouraging, delaying or preventing a change in control of the Company that a stockholder may consider favorable. These provisions include:

•	limitations on who may call special meetings of stockholders;

•	advance notice requirements for nominations of candidates for election to the Board of Directors and for proposals for other business;

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the authorization of 1,000,000 shares of “blank check” preferred stock, which could be issued by the Board of Directors without approval of the holders of the common stock to persons friendly to the Company’s management, thereby protecting the continuity of the Company’s management, or which could be used to dilute the stock ownership of persons seeking to obtain control of the Company;

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the requirement that any stockholder written consent be signed by holders of a majority of the Company’s common stock beneficially owned by the MD stockholders and holders of a majority of the Company’s common stock beneficially owned by the SLP stockholders; and

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the requirement described above that (1) the holders of the Class A Common Stock, voting separately as a series, (2) the holders of the Class B Common Stock, voting separately as a series, and (3) the MD stockholders and SLP stockholders, in each case, so long as they own any common stock, approve amendments to certain provisions of the Company certificate, including provisions related to authorized capital stock and the size and structure of the Board of Directors.

Further, as a Delaware corporation, the Company is subject to provisions of Delaware law that may deter a takeover attempt that its stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay, or prevent a transaction involving a change in control of the Company, including actions that its stockholders may deem advantageous, or negatively affect the trading price of its common stock, including the Class C Common Stock. These provisions also could discourage proxy contests and make it more difficult for the Company’s stockholders to elect directors of their choosing and to cause the Company to take other corporate actions that may be supported by its stockholders.

Listing
The Class C Common Stock is traded on the New York Stock Exchange under the trading symbol “DELL.” The Class A Common Stock and Class B Common Stock are not listed on any securities exchange or traded in any public market.